U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

May 18, 2022

VIA EDGAR TRANSMISSION

Mr. John K. Kernan and Mr. Jeremy Esperon
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Total Fund Solution (the “Trust”)
Registration Statement on Form N-14 (File No. 333-263749)
Investment Company Act Registration No: 811-23724
Cromwell Tran Sustainable Focus Fund (S000075258)

Dear Messrs. Kernan and Esperon,

The purpose of this letter is to respond to additional verbal comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) on April 28, 2022. The Staff’s additional comments were provided in response to the letter the Trust filed on April 22, 2022 regarding the Staff’s original comments provided on April 5, 2022 and April 14, 2022 with respect to the Form N-14 filed on March 21, 2022. The Form N-14 was filed under the Securities Act of 1933, as amended (the “1933 Act”) for the purpose of reorganizing the Tran Capital Focused Fund, series number S000019329 (the “Target Fund”) a series of FundVantage Trust into the Cromwell Tran Sustainable Focus Fund (the “Acquiring Fund”), a series of Total Fund Solution. The Staff’s additional comments are summarized in bold font below followed by the Trust’s respective responses.

Staff Accounting Comments

Comment 1: Please restate the Capitalization Table as of a date within 30 days from the date of the Form N-14.

Response: The Trust responds by confirming that it has updated Capitalization Table with data as of April 30, 2022 as shown below:

The capitalization of the Target Fund as of April 30, 2022, and the Acquiring Fund’s pro forma combined capitalization as of that date, after giving effect to the Reorganization, are as follows:

(unaudited)	Target Fund Class A Shares	Pro Forma adjustments	Acquiring Fund Investor Class Shares (pro forma)
Net Assets	$21,813,885	$0	$21,813,885
Shares Outstanding	3,350,354	0	3,350,354
Net Asset Value per Share	$6.51	$0	$6.51

(unaudited)	Target Fund Class I Shares	Pro Forma adjustments	Acquiring Fund Institutional Class Shares (pro forma)
Net Assets	$26,159,516	$0	$26,159,516
Shares Outstanding	3,671,334	0	3,671,334
Net Asset Value per Share	$7.13	$0	$7.13

Staff Disclosure Comments

Comment 2: Please add the following bolded statement to the Proxy Card: “This proxy is solicited on behalf of the Fund’s Board of Trustees.”

Response: The Trust responds by adding the statement as requested to the Proxy Card.

* * * * *

If you have any additional questions or require further information, please contact Elaine Richards at (626) 914-7363 or elaine.richards@usbank.com.

Sincerely,

/s/ Elaine E. Richards
Elaine E. Richards
Secretary
Total Fund Solution